03015016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 8 2003 WASH. D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartford Investment Financial Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury (City) Minnesota (State) 55125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L Fagely 651-738-5586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara L Fagely, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Investment Financial Services Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGIE K. PLAHN
NOTARY PUBLIC -- MINNESOTA
My Comm. Expires Jan. 31, 2005

Angie K. Plahn
Notary Public

Tamara L Fagely
Signature

Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(a wholly owned subsidiary of HL Investment Advisors, LLC)

Financial Statements and Supplemental Schedule as of December 31, 2002 and for the Year Then Ended and Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Hartford Investment Financial Services, LLC

We have audited the following financial statements of Hartford Investment Financial Services, LLC (the Company) for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6
Statement of Changes in Subordinated Debt	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Hartford Investment Financial Services, LLC as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	12

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2003

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 40,390,746
Prepaid commissions	92,409,444
Accounts receivable	205,005
Due from affiliates	9,597,383
Total assets	$ 142,602,578

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$ 3,998,320
Deferred income taxes due to affiliate	10,633,810
Accounts payable and accrued liabilities	18,812,523
Liabilities	33,444,653
SUBORDINATED DEBT DUE TO AFFILIATE	40,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding	1,000
Paid-in capital	13,000,000
Retained earnings	56,156,925
Total stockholder's equity	69,157,925
Total liabilities and stockholder's equity	$ 142,602,578

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission income	$ 62,269,855
Advisory fee income	107,420,515
12b-1 fees	85,006,075
Underwriter concessions	8,512,746
Contingent deferred sales charge revenues	13,156,761
Interest income	483,243
Total revenues	276,849,195
EXPENSES:	
Retail fund commissions	167,796,190
Subadvisory fee expense	28,197,806
Other broker/dealer expense	17,997,854
Distribution fees	11,907,671
Marketing expenses	17,478,365
Other operating expense	4,941,843
Interest expense	2,331,319
Total expenses	250,651,048
PRETAX INCOME	26,198,147
PROVISION FOR INCOME TAX	9,169,351
NET INCOME	$ 17,028,796

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,028,796
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Decrease in prepaid commissions	8,190,697
Decrease in accounts receivable	2,215,765
Increase in due from affiliates	(7,944,503)
Decrease in deferred income taxes due to affiliate	(9,169,396)
Increase in accounts payable and accrued liabilities	6,083,754
Decrease in due to affiliates	(12,065,299)
Net cash provided by operating activities	4,339,814
CASH FLOWS FROM FINANCING ACTIVITIES -	
Repayment of subordinated debt to affiliate	(5,000,000)
NET DECREASE IN CASH	(660,186)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	41,050,932
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 40,390,746

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Paid-In Capital	Additional Retained Earnings	Total
BALANCES AT DECEMBER 31, 2001	$ 1,000	$ 13,000,000	$ 39,128,129	$ 52,129,129
Net income			17,028,796	17,028,796
BALANCES AT DECEMBER 31, 2002	$ 1,000	$ 13,000,000	$ 56,156,925	$ 69,157,925

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN SUBORDINATED DEBT
YEAR ENDED DECEMBER 31, 2002

SUBORDINATED DEBT, DECEMBER 31, 2001	$ 45,000,000
Repayment of subordinated debt	(5,000,000)
SUBORDINATED DEBT, DECEMBER 31, 2002	$ 40,000,000

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Hartford Investment Financial Services, LLC (HIFSCO or the Company) is a limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934. HIFSCO is a wholly owned subsidiary of HL Investment Advisors, LLC (HLIA), which is a wholly owned subsidiary of Hartford Financial Services, LLC, which is a wholly owned subsidiary of Hartford Life and Accident Insurance Company (HLA). HLA is ultimately owned by The Hartford Financial Services Group, Inc. (The Hartford). HIFSCO was formed on December 9, 1996. The Company became a registered broker-dealer on October 31, 1998.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the Agreements) between HIFSCO and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the Funds), the Company serves as the investment manager for the Funds. Each fund pays HIFSCO a monthly fee based on the daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, HIFSCO has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company (HIMCO), an affiliate of HIFSCO, acts as an investment subadvisor to the Funds and provides day-to-day investment management services for certain funds. HIMCO is a professional money management firm and a wholly owned subsidiary of The Hartford.

HIFSCO is the principal underwriter and sales agent for the distribution of shares of capital stock (the Shares) of the Funds. HIFSCO receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

On April 2, 2001, HLA acquired Fortis Advisers, Inc. (Fortis Advisers) and its subsidiaries, including The Fortis Mutual Funds (now The Hartford Mutual Funds II, Inc.). Hartford Administrative Services Company (HASCO), formerly Fortis Advisers, serves as the transfer agent to the funds.

Basis of Presentation - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions - The Company capitalizes commissions paid to retail broker-dealers associated with the sale of Class B, Class C, Class H, Class M, and Class N shares of the Funds.

Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges (CDSC) for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B, Class H, and Class M shares are amortized over a 72-month period, and Class C and Class N shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are received monthly and are recognized as earned on a pro rata basis over the term of the Agreement.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives - On January 1, 2001 the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that they have no freestanding or embedded derivatives.

3. TRANSACTIONS WITH AFFILIATES

The Company reimburses Hartford Fire Insurance Company (HFIRE) and HLA for operating expenses paid by them on its behalf and various allocated costs which include payroll, pension, and overhead costs. The Company reimbursed HLA and HFIRE $12,346,077 and $1,460,905, respectively, for these costs in 2002. In addition, the Company is allocated various costs from its affiliates that relate to the Company's pro-rata share of the affiliate's operating costs. During 2002, these allocations included $3,466,300 from Woodbury Financial Services (WFS) and $11,907,671 from PLANCO. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2002, the Company had intercompany payables due to the following entities:

HLA	$ 1,888,495
HFIRE	97,317
HLIA	1,510,371
HASCO	392,715
WFS	74,624
Hartford Securities Distribution Company (HSD)	34,798
Total	$ 3,998,320

As of December 31, 2002, the Company had intercompany receivables due from the following entities:

The Funds	$ 9,509,424
HASCO	85,440
Hartford Equity Sales Company (HESCO)	2,519
Total	$ 9,597,383

4. SUBORDINATED DEBT

The Company has received funding in the form of subordinated loans from its direct parent company, HLIA. At December 31, 2002, these loans totaled $40,000,000. The $10,000,000 loan bears interest of 6.25% per annum, and the $30,000,000 loan bears interest of 4.0% per annum. During January 2003, $10,000,000 was repaid on these loans and the remaining amount matures August 31, 2005.

The National Association of Securities Dealers has approved the subordinated debt agreements as satisfactory subordination agreements and, as such, they are excluded from aggregate indebtedness in the computation of required net capital. Such borrowings are available in computing net capital pursuant to the Securities and Exchange Commission's (the Commission) Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The Company's temporary differences relate primarily to prepaid commissions which are being capitalized and amortized over 72 months for book purposes and expensed as incurred for tax purposes prior to January 1, 2001. Subsequent to January 1, 2001, under a new tax law, the prepaid commissions are capitalized and amortized over 72 months for tax purposes. Federal income taxes payable and deferred income tax liability amounts are included in deferred income taxes due to affiliates on the statement of financial condition. State income taxes are paid by The Hartford on behalf of HIFSCO and are not recorded in the provision for income taxes.

The provision for income taxes for the year ended December 31, 2002 is as follows:

Current provision	$ 18,338,747
Deferred benefit	(9,169,396)
Provision for federal income taxes	$ 9,169,351

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2002, the Company's net capital of $25,652,074 was $24,131,348 in excess of the required net capital of $1,520,726 and the ratio of aggregate indebtedness to net capital was 0.89 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(a wholly owned subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$ 69,157,925
ADD ALLOWABLE LIABILITIES:	
Subordinated debt due to affiliate	40,000,000
Deferred income taxes due to affiliate	10,633,810
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Due from affiliates and other assets	931,559
Prepaid commissions	92,409,444
	93,341,003
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	26,450,732
HAIRCUTS ON SECURITIES	(798,658)
NET CAPITAL	25,652,074
MINIMUM NET CAPITAL REQUIRED - (6.67% of aggregate indebtedness)	1,520,726
EXCESS NET CAPITAL	$ 24,131,348
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.89 to 1.0
AGGREGATE INDEBTEDNESS:	
Total liabilities from the statement of financial condition	$ 73,444,653
Less allowable subordinated debt	40,000,000
Less deferred income taxes	10,633,810
Total aggregate indebtedness	$ 22,810,843

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of Form X-17a-5 as of December 31, 2002.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Hartford Investment Financial Services, LLC

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the Company) for the year ended December 31, 2002 (on which we issued our report dated February 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2003